02022187

RECD S.E.C.
MAR 1 2002
528

AH 4/2/2002

TC 3126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREENBRIER DIVERSIFIED, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8484 Wilshire Blvd., Suite 500
(No. and Street)

Beverly Hills, California 90211-3299
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Howard M. Borris (323) 655-3991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kellogg & Andelson Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

14724 Ventura Blvd., 2nd Floor, Sherman Oaks, California 91403
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AH 4/2/2002

OATH OR AFFIRMATION

I, Howard M. Borris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenbrier Diversified, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

GREENBRIER DIVERSIFIED, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

CONTENTS

KELLOGG & ANDELSON
ACCOUNTANCY CORPORATION

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Greenbrier Diversified, Inc.
Beverly Hills, California

We have audited the accompanying statement of financial condition of Greenbrier Diversified, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenbrier Diversified, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Kellogg & Andelson

February 6, 2002

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
C.P.A. ASSOCIATES OFFICES IN PRINCIPAL CITIES

14724 VENTURA BOULEVARD SECOND FLOOR, SHERMAN OAKS, CALIFORNIA 91403
PHONE (818) 971-5100 FAX (818) 971-5155

GREENBRIER DIVERSIFIED, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:		
Cash	$	6,483
Membership fee		500
Total current assets		6,983
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $30,807		-
Total assets	$	6,983

LIABILITIES AND STOCKHOLDER'S EQUITY

TOTAL LIABILITIES	$	-
STOCKHOLDER'S EQUITY:		
Common stock, no par value, 100,000 shares authorized; 10,000 shares issued and outstanding		10,000
Accumulated deficit		(3,017)
Total stockholder's equity		6,983
Total liabilities and stockholder's equity	$	6,983

The accompanying notes are an integral part
of the financial statements

GREENBRIER DIVERSIFIED, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions	$ 25,791
COSTS AND EXPENSES:	
Professional fees	3,000
Computer supplies	4,618
Dues and subscriptions	1,630
Office expense	655
Taxes and licenses	334
Insurance	362
Total costs and expenses	10,599
INCOME BEFORE INCOME TAXES	15,192
PROVISION FOR INCOME TAXES	800
NET INCOME	$ 14,392

The accompanying notes are an integral part
of the financial statements

GREENBRIER DIVERSIFIED, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Retained Earnings (Deficit)	Total Stockholder's Equity
	Shares	Amount		
Balances, December 31, 2000	10,000	$ 10,000	$ 3,091	$ 13,091
Net income	-	-	14,392	14,392
Distributions to stockholder	-	-	(20,500)	(20,500)
Balances, December 31, 2001	10,000	$ 10,000	$ (3,017)	$ 6,983

The accompanying notes are an integral part
of the financial statements

GREENBRIER DIVERSIFIED, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	14,392
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in commission receivable		5,000
Net cash provided by operating activities		19,392
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to stockholder		(20,500)
Net cash (used) in financing activities		(20,500)
NET CHANGE IN CASH		(1,108)
CASH, beginning of year		7,591
CASH, end of year	$	6,483

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR:		
Income taxes	$	800
Interest	$	-

The accompanying notes are an integral part of the financial statements

GREENBRIER DIVERSIFIED, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Greenbrier Diversified, Inc. was incorporated June 17, 1986 in the State of California. The Company is registered as a broker/dealer with the National Association of Securities Dealers, Inc. and Securities and Exchange Commission. The Company serves primarily individual customers in Southern California.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Commissions

Commissions are generally recognized on the trade date.

Property and Equipment

Equipment is stated at cost. Depreciation is provided on the straight-line basis over the estimated useful life of five years. Repairs and maintenance costs are expensed as incurred and expenditures for additions and major improvements are capitalized.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed as an S Corporation under the Internal Revenue Code. In lieu of Corporation income taxes, the stockholder of an S Corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements for the year ended December 31, 2001.

Income taxes are accounted for under provisions of FASB Statement No. 109 which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements and tax returns.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Off-Balance-Sheet Risk

As discussed above, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure the customer transactions are executed properly by the clearing broker/dealer. In addition, cash subjects the Company to an off-balance-sheet risk. The Company places its cash with high credit quality financial institutions. At times such cash investments may be in excess of the FDIC limit.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $6,483 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0 to 1.

NOTE 3 - <u>RELATED PARTY TRANSACTIONS</u>

Commissions were earned by the Company in transactions executed directly for clients of a related entity in which the stockholder owns 100% of the stock.

NOTE 4 - <u>MAJOR CUSTOMERS</u>

For the year ended December 31, 2001, approximately 49% of the Company's net commissions were from three customers. As of December 31, 2001, there were no commissions receivable balances for these customers.

GREENBRIER DIVERSIFIED, INC.

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001

KELLOGG & ANDELSON
ACCOUNTANCY CORPORATION

To the Stockholder
Greenbrier Diversified, Inc.
Beverly Hills, California

Independent Auditor's Report on the Supplementary Information

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kellogg & Andelson

February 6, 2002

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
C.P.A. ASSOCIATES OFFICES IN PRINCIPAL CITIES

14724 VENTURA BOULEVARD SECOND FLOOR, SHERMAN OAKS, CALIFORNIA 91403
PHONE (818) 971-5100 FAX (818) 971-5155

GREENBRIER DIVERSIFIED, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

SEE REPORT ON SUPPLEMENTARY INFORMATION

Aggregate Indebtedness	$ -
Net capital:	
Total stockholder's equity	$ 6,983
Deductions:	
Property and equipment, net	-
Other non-allowable assets	500
Total deductions	500
Net capital	6,483
Minimum required net capital	5,000
Capital in excess of minimum requirement	$ 1,483
Ratio of aggregate indebtedness to net capital	0 to 1

Variances between this computation of net capital under Rule 15c3-1 and the Registrant's computation filed with Part IIA, Form X-17A-5 are not material in amount. Accordingly, no reconciliation is deemed necessary.

KELLOGG & ANDELSON
ACCOUNTANCY CORPORATION

To the Stockholder
Greenbrier Diversified, Inc.

Independent Auditor's Report on the Internal Control Structure

In planning and performing our audit of the financial statements of Greenbrier Diversified, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rules 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Greenbrier Diversified, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17 a-3(a)(11) and, (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and, (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
C.P.A. ASSOCIATES OFFICES IN PRINCIPAL CITIES

14724 VENTURA BOULEVARD SECOND FLOOR, SHERMAN OAKS, CALIFORNIA 91403
PHONE (818) 971-5100 FAX (818) 971-5155

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kellogg & Andelson

SHERMAN OAKS, CALIFORNIA
February 7, 2002